July 11, 2006

Mail Stop 4561

Ronald Vetter
President
International Gold Resources, Inc.
15321 Main Street, NE 153
Duvall, WA 98019

      Re:	International Gold Resources, Inc.
Preliminary Schedule 14A
File No. 000-50103
June 28, 2006

Dear Mr. Vetter:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should make changes in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. Please be as detailed as necessary in your explanation. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General

1. Please revise Proposal 2-related to the board`s ability to approve stock splits-to provide shareholders with significantly more information. In revising this proposal you should discuss, without limitation: (1) why shareholders should support this proposal (i.e., why your board is in favor of it and how it would benefit shareholders); (2) how splits would be effectuated mechanically, including timing; (3) any potential risks considered by the board, including dilution and increased volatility; (4) whether the proposal includes both reverse and forward splits; and (5) whether the board is currently contemplating a stock split or, if not, the size of future potential splits and the circumstances that would give rise to them.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Geoffrey Ossias at 202-551-3404 or me at 202-
551-3780 with any other questions.


Sincerely,



Owen Pinkerton
Senior Counsel

cc: Jim Parsons [via fax, 425-451-8568]
International Gold Resources, Inc.
July 11, 2006
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